EXHIBIT 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Huttig, Inc.	Delaware
Huttig Building Materials, Inc.	Delaware
Huttig Texas Holding, Inc.	Delaware
Huttig Texas Limited Partnership	Texas